Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 34 to Registration Statement No. 33-37928 on Form N-1A of our report dated August 19, 2011, relating to the financial statements and financial highlights of Stratus Fund, Inc., comprising the Growth Portfolio and the Government Securities Portfolio, appearing in the Annual Report on Form N-CSR of Stratus Fund, Inc. for the year ended June 30, 2011, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
October 28, 2011